SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1999


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                  COMARCO, Inc.
                           SAVINGS AND RETIREMENT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  COMARCO, Inc.
                            Bentall Executive Centre
                       1551 North Tustin Avenue, Suite 840
                               Santa Ana, CA 92705

                                  COMARCO, INC.


                           SAVINGS AND RETIREMENT PLAN


                              FINANCIAL STATEMENTS
                        (Including Supplemental Schedule)

                           December 31, 1999 and 1998



                   (With Independent Auditors' Report Thereon)

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN



                          INDEX TO Financial Statements
                           AND SUPPLEMENTAL SCHEDULES



                                                                          Page
                                                                          ----

     Independent Auditors' Report                                           4

     Statements of Net Assets Available for Plan Benefits
       as of December 31, 1999 and 1998                                     5

     Statements of Changes in Net Assets Available for Plan
       Benefits for the Years Ended December 31, 1999, 1998 and 1997        6

     Notes to Financial Statements                                          7



     SUPPLEMENTAL SCHEDULE

     Schedule 1 - Schedule of Assets Held for Investment Purposes          11
                    As of December 31, 1999




     The additional schedules required under the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor are not presented because they are not applicable or are not a required disclosure.

                          INDEPENDENT AUDITORS' REPORT

     The Board of Directors
     COMARCO, Inc.:

     We have audited the accompanying statements of net assets available for plan benefits of the COMARCO, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

     Our audits of the Plan's financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                            KPMG LLP





     McLean, Virginia
     June 9, 2000

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1999 and 1998



                                                           1999                    1998
                                                           ----                    ----
     ASSETS

     Investments  (Note 3)                          $ 26,871,000               $ 21,407,000


     LIABILITIES

     Fees payable (Note 5)                                     -                          -
                                                     -----------                -----------

     Net assets available for plan benefits         $ 26,871,000              $  21,407,000
                                                     ===========               ============

     See accompanying notes to the financial statements.


                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                  Years Ended December 31, 1999, 1998 and 1997


                                                     1999                 1998                1997
                                                     ----                 ----                ----
     Net assets available for plan benefits,
       beginning of year                         $ 21,407,000       $ 18,265,000         $ 15,615,000
                                                  -----------         ----------           ----------

     Additions:
       Contributions:
         Employer                                     890,000            828,000              602,000
         Employee                                   1,912,000          1,841,000            1,569,000

        Rollovers                                     129,000            246,000               96,000
       Interest and dividends                          34,000            218,000              127,000
       Realized and unrealized appreciation
           of investments                           4,339,000          2,356,000            2,445,000
                                                  -----------         ----------           ----------

           Total additions                          7,304,000          5,489,000            4,839,000
                                                  -----------         ----------           ----------

     Deductions:
       Plan distributions                           1,516,000          2,241,000            2,082,000
       Realized and unrealized depreciation
          of investments                              223,000             20,000               12,000
       Administrative expenses (Note 5)               101,000             86,000               95,000
                                                  -----------         ----------           ----------

       Total deductions                             1,840,000          2,347,000            2,189,000
                                                  -----------         ----------           ----------

     Net assets available for plan benefits,
           end of year                           $ 26,871,000       $ 21,407,000         $ 18,265,000
                                                  ===========        ===========          ===========


     See accompanying notes to the financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

     1.  Description of the Plan

     The following  description of the COMARCO, Inc. Savings and Retirement Plan
     (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          General. The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. ("the Company" or "the Plan Sponsor") who have at least three months of service and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions. Employee contributions to the Plan may range from 1% to 15% of eligible earnings and the Company contributes 100% of the first 3% of earnings that a participant contributes to the Plan with two exceptions. At one location, the Company match is 5%. Employees at another location are permitted to contribute up to 20% with no Company match. All forfeitures of terminated participants' non-vested accounts are used to offset Plan expenses. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan.

          Participant Accounts. Each participant's account is credited with the participant's contribution and the Company's matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. At December 31, 1999 and 1998, 904 and 717 participants, respectively, had assets in the Plan.

          Loans. Effective January 1, 1995, the Plan permits participants to obtain loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 9% to 10%. All loans are secured by the particpant's account balance.

          Vesting. Participants are vested at all times in their voluntary contributions and, in certain circumstances, the matching Company contributions plus actual earnings thereon. Company contributions generally vest over a 7 year graded vesting schedule. Exceptions to this graded vesting are the Company contributions which are invested in the Company's Stock-100 Fund, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

          Payment of Benefits. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 65.


          Investment Options. Participant contributions to the Plan are made to one of the eight investment options (Stable Value, Long Term Bond, Small Cap Growth, Large Cap Growth, Large Cap Value, International, Emerging Markets or Company Stock) as designated by the participant. All investment options other than COMARCO shares are provided through the Smith Barney TRAK program, and consist of fund shares.


     2.  Significant Accounting Policies

                Basis of Accounting - The Plan prepares its financial statements on the accrual basis of accounting.

                Payment of Benefits - Benefits are recorded when paid.

                Investment Valuation and Income Recognition - The Plan's investments are stated at fair value in the accompanying statements of net assets available for plan benefits except for its investment in investment contracts (CGCM Stable Value Fund), which are valued at their respective contract values. Fair value is determined based on quoted market prices. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis.

                Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

                New Accounting Pronouncement - In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) which simplifies the disclosure for certain investments. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 and 1997 financial statements have been reclassified to conform with the current year's presentation.

     3.  Investments

     All amounts contributed to the Plan have been deposited with the Funding Agent, SBS Trust. The following table presents the fair or contract values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.



                                                            December 31, 1999                       December 31, 1998
                                                            -----------------                       -----------------
     Identity of Party and                                                Carrying                                 Carrying
     Description of Asset                             Shares                Amount           Shares                  Amount
     --------------------                             ------                ------           ------                  ------
     Cash and Cash Equivalents:

         SBS Short Term Investment Fund                              $      19,000                            $     116,000

     Mutual Funds:

         CGCM Small Cap Growth Fund                    225,000          *5,083,000            176,000            *2,972,000
         CGCM Large Cap Growth Fund                    224,000          *6,038,000            177,000            *3,993,000
         CGCM Large Cap Value Fund                     292,000          *3,428,000            249,000            *3,249,000
         CGCM International Fund                       151,000          *2,234,000            131,000            *1,506,000
         CGCM Long Term Bond                            94,000             694,000            114,000             1,002,000
         CGCM Stable Value Fund                        401,000          *4,517,000            354,000            *3,756,000
         CGCM Emerging Market Fund                      32,000             268,000             11,000                56,000
                                                                           -------                                   ------

                      Total Mutual Funds                                22,262,000                               16,534,000
                                                                        ----------                               ----------

     Participant Loans                                 287,000                                268,000

     COMARCO common stock                              183,000          *4,303,000            187,000            *4,489,000
                                                                         ---------                                ---------

                   Total Investments                                 $  26,871,000                            $  21,407,000
                                                                      ============                               ==========

         * Represents 5% or more of Plan Net Assets.


     4.  Investment Contracts

     The Stable Value option is a blend of individual investment contracts (purchased by COMARCO and which all matured in 1997) and the Consulting Group Capital Markets (CGCM) Stable Value Fund. The contracts are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less administrative expenses. Investment contracts in the Stable Value Fund are considered fully benefit responsive as they provide reasonable access to the fund by the Plan's participants with a liquidity guarantee. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 6.13%, 6.30%, and 5.10% for the years ended December 31, 1999, 1998, and 1997, respectively. The crediting interest rate is based upon an agreed upon formula with the issuer.


     5.  Expenses of the Plan

     The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent they are not paid by the Company. Total Plan expenses of approximately $101,000, $86,000, and $95,000 in 1999, 1998 and 1997
     respectively, were paid by the Plan. Plan expenses accrued as of December 31, 1999 and 1998 were $0.

     6.  Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

     7.  Plan Termination

     The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, a participant's fund share shall become 100% vested and shall become payable in accordance with the "payment of benefits" article of the Plan.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 1999


                    Identity of issue,    Description of investment including
                    borrower, lessor      maturity date, rate of interest,                                Contract or
                    or similar party      collateral, par or maturity value                                Fair Value
-------------------------------------------------------------------------------------------------------------------------

     *              SBS TRUST             Short Term Investment Fund                                     $    19,199

     *              CGCM                  Consulting Group Cap Mkts Fund 93,913 shares                       694,015
                                          of Long Term Bond Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 292,247 shares                    3,428,052
                                          of Large Cap Value Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 151,161 shares                    2,234,160
                                          of International Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 31,974 shares                       267,938
                                          of Emerging Market Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 224,472 shares                    6,038,286
                                          of Large Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 224,998 shares                    5,082,708
                                          of Small Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 401,120 shares                    4,516,606
                                          of Stable Value Investments Fund

     *              COMARCO, Inc.         COMARCO, Inc. common stock                                       4,303,320
                                          183,120 shares, quote $23.50


     *              Plan Participants     Participant Loans                                                  286,923
                                          COMARCO, Inc.
                                          Various dates and rates of 9% to 10%                           -----------
                                                                                                         $26,871,207
                                                                                                          ==========
*  Party in interest


See accompanying Independent Auditors' Report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      COMARCO, Inc. SAVINGS AND RETIREMENT PLAN


                                BY:
                                      Thomas A. Franza
                                      President & Chief Executive Officer
                                      COMARCO, Inc.

DATE:      June 28, 2000